FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 26, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

Federated Hermes Absolute Return Credit Fund (“FHARC”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

Federated Hermes Unconstrained Credit Fund (“FHUCF”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

(collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on March 12, 2019 with respect to its Post-Effective Amendment No. 9 under the Securities Act of 1933 and Amendment No. 10 under the Investment Company Act of 1940 to its Registration Statement filed on January 11, 2019.

Please note that, unless noted, all comments apply to both Funds.

COMMENT 1: Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnote (1) since the expenses disclosed are not currently charged by the Funds. This disclosure may be provided in Item 12 of the Funds’ prospectuses.

RESPONSE: The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for the Funds’ Class A Shares and the shareholder services/account administration fee (SSF/AAF) for the Funds’ Institutional Shares are “dormant” (collectively, the “Dormant Fees”). While the Dormant Fees have been approved by the Funds’ Board of Trustees (the “Board”), these Dormant Fees will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fees in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fees in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) Dormant Fees have been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the Dormant Fees are not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 2: Prospectus Risk/Return Summary: Fees and Expenses

With respect to Footnote (3) please see Comment #1. In addition, please confirm that the 0.53% total does not include the 0.25% fee that is disclosed as dormant.

RESPONSE: Please see response to Comment #1.

Additionally, the Registrant confirms that the 0.25% fee is not included in the Other Expenses line item in the fee table.

COMMENT 3: Prospectus Risk/Return Summary: Fees and Expenses

With respect to Footnote (4), please delete the word “voluntary” in the parenthetical as shown below:

The Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, tax reclaim recovery expenses, interest expense, extraordinary expenses, and proxy-related expenses, paid by the Fund, if any) paid by the Fund’s A class, C class, IS class and R6 class (after the ~~voluntary~~ waivers and/or reimbursements) will not exceed 0.98%, 1.73%, 0.73% and 0.72% (the “Fee Limit”), respectively, up to but not including the later of (the “Termination Date”):(a) January 1, 2020; or (b) the date of the Fund’s next effective Prospectus. While the Adviser and its affiliates currently do not anticipate terminating or increasing these additional arrangements prior to the Termination Date, these additional arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Trustees.

In addition, please revise the termination date in Footnote (4) from January 1, 2020 to April 1, 2020.

RESPONSE: With respect to the comment to remove the word “voluntary,” the Funds’ Advisers and certain of their affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements with the Funds’ Boards of Trustees (Boards) unless or until the Funds’ Boards approve terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Boards. The “voluntary waivers and/or reimbursements” referenced are the same fee waiver and/or expense reimbursement arrangement as discussed in Footnote 4 and the Fee Limit is the threshold for total fund operating expenses under these very same fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

In addition, we will revise the termination date in Footnote (4) from January 1, 2020 to April 1, 2020.

COMMENT 4: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please add disclosure that states that the Example reflects the fee waivers and expense limits only for 1 year.

Please revise the first sentence of the second paragraph to include the following as listed below:

“The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then hold all shares or redeem all of your shares at the end of those periods.”

RESPONSE: The Registrant confirms that the Example does not include any fee waivers or expense limits.

With respect to the narrative preceding the Example, the Registrant will revise the disclosure so that it appears as follows (additional language is bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  Expenses assuming no redemptions are also shown. The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 5: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies?

Please describe the expected average duration or maturity requirements of the debt instruments in which each of the Funds invest.

RESPONSE:

The Registrant will revise the Prospectus sections “What are the Main Investment Strategies of the Fund” and “What are the Fund’s Investment Strategies?” in each of the Funds to add the following sentence:

“The Fund may invest in fixed-income securities of any maturity or duration.”

COMMENT 6: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies?

With respect to the following sentences:

FHARC: “The Adviser takes a tactical and strategic approach to investments with the goal of achieving an absolute return regardless of market direction over a rolling 12-month period.”

FHUCF: “The Adviser intends to use an active approach to seek risk-adjusted returns …”

Please explain in plain English what “tactical and strategic” and “active approach” mean in each respective fund.

RESPONSE:

In response to the question on FHARC, the Registrant notes that the quoted sentence is followed by the following plain English discussions of “tactical and strategic:”

“A strategic approach is taken where the Adviser takes a medium-to-long term view on the purchase of a particular asset. A tactical approach is taken where the Adviser takes a short-to-medium term view on the purchase of a particular asset with a view to exploiting short-term valuation opportunities.”

In response to the question on FHUCF, the Registrant notes that the quoted sentence and the three sentences that follow it provide a plain English discussions of the “active approach” that will be used by the Adviser.

“The Adviser intends to use an active approach to seek risk-adjusted returns by combining a top–down approach that takes into account economic, political and other factors that influence the broader economy and bottom-up approach based on fundamental analysis of the Credit Asset Classes on a case-by-case basis. The Adviser will identify those Credit Asset Classes which have the potential to add value while at the same time seeking to reduce market-related risks by considering a broad analysis of general economic conditions.

The Adviser intends to use this active approach to seek returns within each Credit Asset Class through a thorough analysis of individual corporate and/or government issuers. This fundamental bottom-up analysis of individual Credit Asset Classes will be used to identify opportunities for returns through anticipated price changes.”

Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this comment.

COMMENT 7: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies?

With respect to short sales in which the Funds may engage, we make a general comment that if the Funds engage in short sales such that their expense impact would exceed one basis point, it should be reflected in the fee table under “Other Expenses.”

RESPONSE: With respect to short sales in which the Funds may engage, the Registrant confirms that if expenses relating to short sales exceed one basis point, this will be reflected in the fee table under “Other Expenses.”

COMMENT 8: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies?

Please identify the principal derivatives the Funds intend to use and add a brief discussion of the risks associated with the instruments in which the Funds invest.

RESPONSE: In consideration of the Staff’s comment, the Registrant has reviewed its derivatives disclosure and will add a reference to futures contracts in the summary and full investment strategies of each Fund (additions are bold and underlined):

Summary Strategy

“The Fund may invest in futures contracts to implement elements of its investment strategy, including for cash flow management, cost effectiveness, and gaining exposure to certain markets and securities in a quicker and/or more efficient manner. The Fund may enter into transactions for the purposes of hedging currency exposure. There can be no assurance that the Fund’s use of derivatives contracts will work as intended. Derivatives investments made by the Fund are included within the Fund’s 80% policy (as described below) and are calculated at market value.”

Full Strategy

“The Fund may invest in futures contracts to implement elements of its investment strategy, including for cash flow management, cost effectiveness, and gaining exposure to certain markets and securities in a quicker and/or more efficient manner. The Fund may enter into transactions for the purposes of hedging currency exposure. There can be no assurance that the Fund’s use of derivatives contracts will work as intended. Derivatives investments made by the Fund are included within the Fund’s 80% policy (as described below) and are calculated at market value.”

The Registrant has reviewed its risk disclosure and believes that the current disclosure under the “Risk of Investing in Derivative Contracts” which corresponds with the securities descriptions for futures contracts and credit default swaps adequately discloses the risks relating to investing in derivatives, including futures contracts and credit default swaps. Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this comment.

Comment 9: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies? and What are the Fund’s Investment Strategies?

We note the following sentence in each of the Funds: “Under normal circumstances, the Fund will invest at least 80% of its assets (plus any borrowings for investment purposes) in credit-related investments.” We believe that the description of the 80% policy with respect to credit-related investments is inconsistent with the first sentence of each Funds’ strategy and the credit-related investments should instead be disclosed as fixed income securities.

RESPONSE: The Registrant will revise the sentences in each of the Funds to read (revision underlined): “Under normal circumstances, the Fund will invest at least 80% of its assets (plus any borrowings for investment purposes) in fixed-income securities.”

COMMENT 10: Prospectus Risk/Return Summary: Investments, Risks and Performance: What are the Main Investment Strategies? and What are the Fund’s Investment Strategies?

We note the “Portfolio Turnover” section of both the Summary and Statutory strategy sections in the Funds which state: “The Fund actively trades its portfolio securities in an attempt to achieve its investment objective, although the Fund expects to have low portfolio turnover.” It appears to be inconsistent that the Fund has an active trading strategy yet states that it expects to have low portfolio turnover. Please explain this statement.

In addition, consider changing the heading from “Portfolio Turnover” to “Active Trading Strategy”.

RESPONSE: The Registrant will delete the references to the Funds expecting to have low portfolio turnover. The Registrant notes that “Portfolio Turnover” is a more accurate heading for this disclosure item across the Federated Funds complex as not all funds in the complex utilize an active investment strategy. Accordingly, the Registrant will retain the “Portfolio Turnover” heading for this section.

COMMENT 11: Prospectus Risk/Return Summary: Investments, Risk and Performance: What are the Main Risks of Investing in the Fund?

With respect to the Asset-Backed Securities Risk, please tell us about the types and amounts of Asset-Backed Securities and/or Mortgage Backed Securities, including amounts in non-agency, non-investment grade tranches in which the Funds may invest.

RESPONSE: The Registrant notes supplementally that neither Fund includes mortgage-backed securities as a principal security type. Accordingly, mortgage-backed securities are only discussed in each Fund’s statement of additional information, where the Registrant believes the disclosure relating to this non-principal investment type is adequate.

Each Fund invests primarily in a diversified portfolio of investment-grade and noninvestment-grade fixed-income securities. Each Fund includes asset-backed securities as one of several named examples of the types of fixed-income securities in which the Funds invest. Accordingly, each Fund is permitted to invest in noninvestment-grade asset-backed securities in any amount. As the concept of “agency/non-agency” securities is a mortgage-backed security concept, the Registrant does not believe it is applicable to the asset-backed securities described by the Funds. Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this comment.

COMMENT 12: Prospectus Risk/Return Summary: Investments, Risk and Performance: What are the Main Risks of Investing in the Fund?

With respect to “Risk of Investing in Loans,” if the Funds intend to invest in covenant-light loans, please describe such loans and the extent to which the Funds may invest in them. Also, add disclosure of the risks of these loans.

RESPONSE: The Registrant will revise “Risk of Investing in Loans” as follows (addition is bold and underlined):

“Risk of Investing in Loans. In addition to the risks generally associated with debt instruments, such as credit, market, interest rate, liquidity and derivatives risks, bank loans are also subject to the risk that the value of the collateral securing a loan may decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate. Loans and other forms of indebtedness may be structured such that they are not securities under securities laws. Debt instruments may not be protected by financial covenants or limitations upon additional indebtedness.”

COMMENT 13: Prospectus Risk/Return Summary: Investments, Risk and Performance: What are the Main Risks of Investing in the Fund?

With respect to “Loan Prepayment Risk,”- consider including disclosure regarding extension risk if interest rates are rising.

RESPONSE: In response to this comment, the Registrant will revise the “Loan Prepayment Risk” as follows (revisions are underlined):

“Loan Prepayment and Extension Risk. When homeowners prepay their mortgages in response to lower interest rates, the Fund will be required to reinvest the proceeds at the lower interest rates available. Also, when interest rates fall, the price of mortgage-backed securities may not rise to as great an extent as that of other fixed income securities. When interest rates rise, homeowners are less likely to prepay their mortgages. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security, and the price of mortgage-backed securities may decrease more than the price of other fixed income securities when interest rates rise.”

COMMENT 14: Prospectus Risk/Return Summary: Investments, Risk and Performance: What are the Main Risks of Investing in the Fund?

With respect to “Loan Liquidity Risk,” please describe how the Funds intend to address short-term liquidity needs which may arise.

RESPONSE: The Registrant confirms that the Funds each have investment strategy disclosure that permits them to temporarily depart from their principal investment strategies to invest in shorter-term debt securities and similar obligations or hold cash during periods of adverse market, economic or other conditions.  Temporary investments will enable the Funds to maintain liquidity to meet shareholder redemptions or to accommodate cash inflows. See the prospectus sub-section “Temporary Investments” under “What are the Fund’s Investment Strategies.”

In addition, the Funds may employ other methods to ensure short-term liquidity to meet shareholder redemption requests, as disclosed in the prospectus in the sub-section “Methods the Fund May Use to Meet Redemption Requests” under “How to Redeem and Exchange Shares”:

COMMENT 15: Prospectus Risk/Return Summary: Investments, Risk and Performance: What are the Main Risks of Investing in the Fund?

With respect to “Eurozone Related Risk,” please add language related to Brexit Risk if the Registrant feels that it is applicable.

RESPONSE: The “Eurozone Related Risk” disclosure in the Funds’ statutory prospectuses contains Brexit disclosure. The Registrant acknowledges the Staff’s comment and confirms that, as part of a Federated Funds complex-wide review, it anticipates that it will assess its Statutory Prospectus Eurozone Related Risk factor for changes to the existing Brexit disclosure following the withdrawal of the United Kingdom from the European Union, which is tentatively scheduled to take place on March 29, 2019. Accordingly, disclosure revisions will also be considered for the Summary section risk factor. These revisions are anticipated to occur at the Funds’ next regularly scheduled annual updates.

COMMENT 16: Performance: Bar Chart and Table

Supplementally, please disclose to the Staff which broad-based securities market indexes the Funds intend to use.

RESPONSE: The Registrant supplementally notes that the broad-based securities market index for both Funds is intended to be the ICE Libor 1 Month U.S. Dollar. The Registrant further notes that when the Funds have annual returns for at least one calendar year, the Funds will identify their index in their Prospectuses as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 17: What are the Fund’s Principal Investments?

With respect to “Asset-Backed Securities,” we note the following sentence: “Like CMOs, asset-backed securities may be structured like Floaters, Inverse Floaters, IOs and POs.” Please explain briefly what these are.

RESPONSE: The Registrant will replace the noted sentence with the following:

“Asset-backed securities may be structured in a manner that allocates interest payments between two classes of asset-backed securities. One class (“Floaters”) receives a share of interest payments based upon a market index such as the London Interbank Offered Rate (LIBOR). The other class (“Inverse Floaters”) receives any remaining interest payments from the underlying obligations. Floater classes receive more interest (and Inverse Floater classes receive correspondingly less interest) as interest rates rise. This shifts prepayment and interest rate risks from the Floater to the Inverse Floater class, reducing the price volatility of the Floater class and increasing the price volatility of the Inverse Floater class. Asset-backed securities may also be structured as “Interest Only” (“IOs”) or “Principal Only” (“POs”).”

COMMENT 18: What are the Fund’s Principal Investments?

With respect to “Loan Instruments,” we note the following sentence: “Interests in loan instruments may also be tranched or tiered with respect to collateral rights.” Please disclose the tranches in which the Funds intend to invest.

RESPONSE: The Registrant notes this disclosure is intended to reflect one way that loan instruments in which the Funds invest may be structured. The strategies of each Fund state the Fund invests primarily in a diversified portfolio of investment-grade and noninvestment-grade fixed-income securities. Accordingly, the Funds are permitted to invest in any tranche of loan instruments. The Registrant will add the following sentence to the summary and full investment strategies of each Fund:

“The Fund expects to invest across the leveraged loan spectrum.”

COMMENT 19: What are the Fund’s Principal Investments?

With respect to “Convertible Securities,” please tell us whether the Funds will invest in contingent convertible bonds (CoCos) issued by European banks to meet capital requirements. If so, please identify and include the associated risks.

RESPONSE: The Registrant confirms that the Funds do not intend to invest in CoCos issued by European banks to meet capital requirements.

COMMENT 20: What are the Fund’s Principal Investments?

With respect to “Asset Segregation,” please state as to Credit Default Swaps (CDS), where the Fund is the protection seller, that the Fund will segregate liquid assets to cover the full notional amounts.

RESPONSE: The Registrant confirms that the Fund will segregate liquid assets in an amount equal to the full notional amount to cover any credit default swaps that it writes. The Registrant respectfully notes that it provides appropriate “Asset Segregation” disclosure in the prospectus, which states that the Fund will “set aside cash or readily marketable securities.” In addition, the Registrant notes that there is related additional disclosure in the Fund’s statement of additional information under “Asset Segregation.” Therefore, the Registrant respectfully declines to make changes to its disclosure.

COMMENT 21: What are the Specific Risks of Investing in the Fund?

With respect to the “Risk of Investing in Derivatives Contracts,” please add risk disclosure that is specific to the derivative investments that the Funds will make. We note the current disclosure appears to be general.

RESPONSE: In response to the Staff’s comment, the Registrant has reviewed its risk disclosure and believes that the current disclosure under the “Risk of Investing in Derivative Contracts” which corresponds with the securities description for derivative investments, adequately discloses the risks relating to investing in derivatives. Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this comment.

COMMENT 22: What are the Specific Risks of Investing in the Fund?

With respect to “Risk of Investing in Loans,” we note the following sentence: “Loans and other forms of indebtedness may be structured such that they are not securities under securities laws.” Please add this disclosure to the summary “Risk of Investing in Loans.”

Also, consistent with our comment on the summary “Risk of Investing in Loans,” if the Funds intend to invest in covenant-light loans, please describe such loans and the extent to which the Funds may invest in them along with disclosure regarding the risks of these loans.

RESPONSE: The Registrant will revise the summary risk factor “Risk of Investing in Loans” to include the noted sentence (see response to Comment 12).

Additionally, the Registrant will revise statutory risk factor “Risk of Investing in Loans” as follows (addition is bold and underlined):

“RISK OF INVESTING IN LOANS

In addition to the risks generally associated with debt instruments, such as credit, market, interest rate, liquidity and derivatives risks, bank loans are also subject to the risk that the value of the collateral securing a loan may decline, be insufficient to meet the obligations of the borrower or be difficult to liquidate. The Fund's access to the collateral may be limited by bankruptcy, other insolvency laws or by the type of loan the Fund has purchased. For example, if the Fund purchases a participation instead of an assignment, it would not have direct access to collateral of the borrower. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Additionally, collateral on loan instruments may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets will satisfy a borrower's obligations under the instrument. Loans generally are subject to legal or contractual restrictions on resale.

Loans and other forms of indebtedness may be structured such that they are not securities under securities laws. As such, it is unclear whether loans and other forms of direct indebtedness offer securities law protections, such as those against fraud and misrepresentation. In the absence of definitive regulatory guidance, while there can be no assurance that fraud or misrepresentation will not occur with respect to the loans and other investments in which the Fund invests, the Fund relies on the Adviser's research in an attempt to seek to avoid situations where fraud or misrepresentation could adversely affect the Fund. Debt instruments may not be protected by financial covenants or limitations upon additional indebtedness.”

COMMENT 23: What are the Specific Risks of Investing in the Fund? With respect to Eurozone Related Risk, please add language related to Brexit Risk if the Registrant feels that is applicable.

RESPONSE: The “Eurozone Related Risk” disclosure in the Funds’ statutory prospectuses contains Brexit disclosure. The Registrant acknowledges the Staff’s comment and confirms that, as part of a Federated Funds complex-wide review, it anticipates that it will assess its Statutory Prospectus Eurozone Related Risk factor for changes to the existing Brexit disclosure following the withdrawal of the United Kingdom from the European Union, which is tentatively scheduled to take place on March 29, 2019. Accordingly, disclosure revisions will also be considered for the Summary section risk factor. These revisions are anticipated to occur at the Funds’ next regularly scheduled annual updates (See Comment 15., above).

COMMENT 24: Additional Information on the Availability of Certain Waivers and Discounts

In the first paragraph, please delete the following sentence:

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

RESPONSE: With respect to the sentence that states, “The information contained in Appendix B is based on information provided by these financial intermediaries,” the Registrant respectfully submits that the disclosure in question is, in the Registrant’s view, accurate and not a disclaimer of responsibility. The Registrant, the Funds, and their respective investment advisers do not establish or determine financial intermediary-specific policies and procedures. These policies and procedures are solely determined by a financial intermediary and the Registrant makes the financial intermediary’s policy, as provided by the intermediary, available to shareholders with Appendix B.

COMMENT 25: Prior Performance of Composite Accounts Similarly Managed by Adviser: Please confirm that the Adviser has the records necessary to support the prior performance calculations as required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers Act”).

RESPONSE: The Adviser and Sub-Adviser confirm that they have all accounts, books, internal working papers and any other records or documents that form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Advisers Act.

COMMENT 26: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the first sentence disclosed below, please delete the phrase “of the Fund” as the Fund is not yet effective.

“The following performance information relates to the Hermes _______ Composite (“Composite”), which is a performance composite consisting ~~of the Fund~~ and other private accounts and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s Adviser.”

RESPONSE: The Registrant confirms that “the Fund” should be removed.  The sentence will now read as follows, as applicable in each of the Funds (deletions are stricken and additions are bold and underlined):

“The following performance information relates to the [Hermes Absolute Return Credit Fund Composite] [Hermes Unconstrained Credit Fund Composite] (“Composite”), which is a performance composite consisting of a UCITS fund ~~the Fund and other private accounts~~ and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s Adviser.”

COMMENT 27: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the first sentence and the phrase “and other private accounts”, please note and confirm that this section must contain all other private accounts with substantially similar investment objectives, strategies, policies and risks.

If the Composite does not contain all private accounts, then please explain what is not included and why.

RESPONSE: The Registrant confirms that the Composites contain all UCITS funds with substantially similar investment objectives, strategies, policies and risks to the Funds. There are no private accounts with substantially similar investment objectives, strategies, policies and risks and the prospectuses have been updated to remove references to “other private accounts.”

COMMENT 28: Prior Performance of Composite Accounts Similarly Managed by Adviser. With respect to the first sentence and the phrase “managed by the Fund’s Adviser”; should Adviser be changed to Sub-Adviser, based on the disclosure in the “Who Manages the Fund?” section?

RESPONSE: The Registrant will correct all references within the “Prior Performance of Composite Accounts Similarly Managed by Adviser” section to refer to the Sub-Adviser, rather than the Adviser, including editing the title of this section.

COMMENT 29: Prior Performance of Composite Accounts Similarly Managed by Adviser: The second paragraph of this section seems to be duplicative of the first paragraph. Please consider deleting.

If the paragraph is not to be removed, then please confirm the name of the Adviser or Sub-Adviser is correct as disclosed.

RESPONSE: The Registrant believes the second paragraph includes additional information not included in the first paragraph. In accordance to the response to Comment 28, the second paragraph will be updated to refer to the Sub-Adviser.

COMMENT 30: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the performance table and the footnotes immediately following, please provide the index names and corresponding footnotes as well as a completed table for the Staff’s review, prior to the Fund going effective.

RESPONSE: The Registrant has completed the tables for each of the Funds and has provided them as Attachments A and B to this correspondence.

COMMENT 31: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the third paragraph of the section and the sentence that disclosed below, please disclose how the performance was calculated.

“The method for computing historical performance information for the Composite differs from the SEC’s method for computing the historical performance of the Fund.”

RESPONSE: The Registrant confirms that the performance is calculated in accordance with relevant SEC guidance with respect to registered investment company performance presentations. Accordingly, the Registrant will delete the noted sentence.

COMMENT 32: Prior Performance of Composite Accounts Similarly Managed by Adviser: Please state that the returns shown are net of all actual fees and expenses, including sales loads.

Please confirm that the highest fee charged to any account in the Composite, during the performance period, is reflected in the performance table.

RESPONSE: The performance presentation has been prepared in compliance with Global Investment Performance Standards (GIPS ®) and, consistent with investment adviser performance presentation standards, performance results are presented both net and gross of total fees and reflect the reinvestment of income. Gross of fees returns have been calculated gross of management fees, custodial fees and reclaimable withholding taxes, but after all trading commissions. Net returns reflect the deduction of a maximum investment advisory fee of 0.55% for FHARC and a maximum investment advisory fee of 0.65% for FHUCF.  This total fee includes all charges for management fees, custodial fees, reclaimable withholding taxes and all trading commissions. Actual fees may vary for each individual portfolio depending on, among other things, the applicable fee schedule and portfolio size.

Accordingly, please see the revisions to the Composite disclosures in Attachments A and B to this correspondence.

Statement of Additional Information:

COMMENT 33: Investment Objective and Investment Limitations-Illiquid Securities: Please revise the illiquid securities disclosure to more closely follow the definition of “illiquid investments” under Rule 22e-4(a)(8) under the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE: As part of a recent Federated Funds complex-wide review, the Registrant confirms that the following disclosure will be added as the new first paragraph in the Statement of Additional Information section entitled “Additional Information” in each of the Funds.

Additional Information

“As a matter of non-fundamental policy, for purposes of the illiquid securities policy, illiquid securities are securities that cannot be sold or disposed of in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

COMMENT 34: Investment Objective and Investment Limitations-Additional Information: Please note that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise the Additional Information to clarify that the Funds will consider the investments of their underlying investment companies (not just underlying funds that are concentrated) when determining the Funds’ compliance with their concentration policy.

RESPONSE:  In response to the Staff’s comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that the Funds’ disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. The Funds do not currently have access to the individual holdings of such products to apply a “look through” to effectively determine their industry concentrations. To the extent that the Funds determine that an investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps intended to ensure that they have appropriate risk disclosure relating to that investment.  Supplementally, the Registrant notes that such exposure is unlikely for the Funds, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Funds’ diversification and reduce their overall industry concentrations.

Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to classify any underlying fund investment according to its general concentration.

COMMENT 35: Investment Objective and Investment Limitations-Additional Information:

With respect to (d) in the second paragraph:

“(d) municipal securities shall exclude private activity municipal debt securities, which are principally backed by the assets and revenues of the non-governmental user of the funds generated by securities issuance;”

Please move this carve out to the actual concentration policy, since these are new funds where changing the fundamental concentration policy is easier to do.

RESPONSE: The Registrant notes that the existing fundamental concentration policy is standard language appearing in funds across the Federated complex. Accordingly, the Registrant respectfully declines to move the above noted language into the fundamental policy in order to maintain consistency across the complex and allow for more efficient compliance management.

COMMENT 36: Investment Objective and Investment Limitations-

With respect to the additional information regarding the borrowing limitation (shown below), please expand the disclosure to say how Section 18 applies as to the borrowing limitation and include what the Funds must do if the 300% asset coverage limit is not satisfied.

“In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings.”

RESPONSE: The Registrant will revise the referenced language as shown below (addition is bold and underlined).

“In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings, and provided further that in the event that such asset coverage shall at any time fall below 300% the Fund shall, within three business days, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

COMMENT 37: What are the Fund’s Investment Strategies?

With respect to each Fund’s full investment strategy, we note that it is virtually identical to the summary investment strategy. Please revise the full investment strategy and describe each item of Form N-1A Item 9(b). Examples of disclosure that we are looking for are:

1.	Disclose more clearly how and when the adviser decides to buy and sell;
2.	The Fund’s investment in investment-grade and noninvestment-grade securities;
3.	Any duration and maturity requirements.

RESPONSE: The Registrant notes that the full investment strategy of each Fund is not identical to the corresponding summary investment strategy. For example, the full investment strategies contain more detailed descriptions of 1) how each Fund may use derivatives to reduce market-related risks and exploit divergent views on two companies through a combination of long and synthetic short positions; 2) how the Funds utilize an “ESG Dashboard” maintained by the Sub-Adviser; and 3) how the Adviser evaluates and compares a security’s market price and credit risk.

In response to the request to disclose more clearly how and when the adviser decides to buy and sell, the Registrant will revise each Fund’s strategies to add the following sentence:

The Fund may sell securities for a variety of reasons such as to secure gains, limit losses or redeploy assets into more promising opportunities.

In response to the request to disclose the Fund’s investment in investment-grade and noninvestment-grade securities, the Registrant notes that each Fund states it will pursue its investment objective by investing primarily in a diversified portfolio of investment-grade and noninvestment-grade fixed-income securities. The full strategies are a description of how this will be implemented.

As noted in the Registrant’s response to Comment 5, the Registrant will add the following sentence:

“The Fund may invest in fixed-income securities of any maturity or duration.”

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal

Enclosures

Attachment A – Federated Hermes Absolute Return Credit Fund

As of December 31, 2018, the Composite consisted of a UCITS fund with assets totaling approximately $235.4 million.  The inception date of the Composite was May 31, 2015.  Between the Composite’s inception date and December 31, 2018, any other funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite.  The following performance information is therefore intended to illustrate past performance for a substantially similarly managed fund by the Sub-Adviser.  The Fund’s total return will not normally equal (and may vary significantly from) the performance of the Composite itself.  The following performance information for the Composite was prepared in accordance with industry best practices. The UCITS fund included in the Composite has different fees, expenses and cash flows than the Fund, which could negatively impact the performance of the Fund in relation to the UCITS fund.  The actual fees and expenses of the Composite are lower than the anticipated operating expenses of the Fund (except for the IS class) and, accordingly, the performance results for the Composite generally are greater than the Fund’s performance would have been for the same periods.  The UCITS fund included in the Composite also is not registered under the 1940 Act and therefore is not subject to certain investment restrictions, diversification requirements and other limitations imposed on the Fund by the 1940 Act and Subchapter M of the Internal Revenue Code.  If such UCITS Fund had been or would be registered under the 1940 Act, the performance may have been or would be adversely affected. The net returns shown are net of all actual fees and expenses, including sales loads. The highest fee charged to any fund in the Composite, during the performance period, is reflected in the performance table.

(For the Period Ended December 31, 2018)	1 Year	5 Years	10 Years	Since Inception (May 31, 2015)
Hermes Absolute Return Credit Composite
Net Returns (after fees/expenses)	0.20	-	-	1.57
Gross Returns	0.75	-	-	2.22

ICE Libor 1 Month USD 1	2.00	-	-	1.02

1 The ICE Libor 1 Month USD is the interest rate at which a panel of selected banks borrow US dollar funds from one another with a maturity of one month..

Attachment B – Federated Hermes Unconstrained Credit Fund

As of December 31, 2018, the Composite consisted of a UCITS fund with assets totaling approximately $511.2 million.  The inception date of the Composite was June 30, 2018. Between the Composite’s inception date and December 31, 2018, any other funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for a substantially similarly managed fund by the Sub-Adviser.  The Fund’s total return will not normally equal (and may vary significantly from) the performance of the Composite itself.  The following performance information for the Composite was prepared in accordance with industry best practices.  The UCITS fund included in the Composite has different fees, expenses and cash flows than the Fund, which could negatively impact the performance of the Fund in relation to the UCITS fund.  The actual fees and expenses of the Composite are lower than the anticipated operating expenses of the Fund (except for the IS class) and, accordingly, the performance results for the Composite generally are greater than the Fund’s performance would have been for the same periods.  The UCITS fund included in the Composite also is not registered under the 1940 Act and therefore are not subject to certain investment restrictions, diversification requirements and other limitations imposed on the Fund by the 1940 Act and Subchapter M of the Internal Revenue Code.  If such UCITS fund had been or would be registered under the 1940 Act, the performance may have been or would be adversely affected. The net returns shown are net of all actual fees and expenses, including sales loads. The highest fee charged to any fund in the Composite, during the performance period, is reflected in the performance table.

(For the Period Ended December 31, 2018)	1 Year	5 Years	10 Years	Since Inception (June 30, 2018)
Hermes Unconstrained Credit Composite
Net Returns (after fees/expenses)	-	-	-	-1.38
Gross Returns	-	-	-	-1.06

ICE Libor 1 Month USD 1	-	-	-	1.12

1 The ICE Libor 1 Month USD is the interest rate at which a panel of selected banks borrow US dollar funds from one another with a maturity of one month..